                                                                 EXHIBIT 13



                               TABLE OF CONTENTS

Investor
Information................................................   2
From the President.........................................   3
MAIC at a Glance...........................................   5
Financial Summary..........................................   8
Management's Discussion....................................   9
Consolidated Balance Sheets................................  14
Consolidated Statements of Changes in Capital..............  16
Consolidated Statements of Income..........................  17
Consolidated Statements of Cash Flows......................  18
Notes to Consolidated Financial Statements.................  19
Report of Independent Auditors.............................  28

                              MAIC HOLDINGS, INC.

MAIC HOLDINGS, INC., THROUGH ITS SUBSIDIARY COMPANIES, IS NATIONALLY RECOGNIZED FOR ITS LEADERSHIP IN PROVIDING MALPRACTICE PROTECTION TO PHYSICIANS, HOSPITALS, DENTISTS, AND HEALTH CARE ORGANIZATIONS THROUGH RISK FINANCING AND INSURANCE PROGRAMS WHICH COORDINATE TRADITIONAL INSURANCE WITH EFFECTIVE CLINICAL RISK MANAGEMENT. AS MAIC ENTERS ITS THIRD DECADE OF OPERATION, IT CONTINUES TO EXPAND ITS INSURANCE OPERATIONS IN RESPONSE TO THE EVER-CHANGING NEEDS OF HEALTH CARE PROFESSIONALS AND FACILITIES. THE COMPANY IS WIDELY KNOWN FOR EXCELLENT CUSTOMER SERVICE AND INNOVATIVE, COST-EFFECTIVE INSURANCE PROGRAMS THAT ADDRESS THE CHALLENGES OF THE EVOLVING MEDICAL/LEGAL ENVIRONMENT. MAIC IS RECOGNIZED AS ONE OF THE MOST FINANCIALLY STABLE COMPANIES
IN ITS INDUSTRY. ITS SUBSIDIARIES, MUTUAL ASSURANCE, MEDICAL ASSURANCE OF WEST VIRGINIA, AND PHYSICIANS INSURANCE COMPANY OF INDIANA, ARE RATED A+ (SUPERIOR) BY A.M. BEST.

                            INVESTOR INFORMATION


At December 31, 1995, the Company had 2,723 shareholders of record and 9,369,832 shares of common stock outstanding. The common stock of MAIC Holdings, Inc. trades on the Nasdaq National Market Tier of the Nasdaq Stock Marketsm under the symbol MAIC.

The quarterly price range for MAIC Holdings, Inc. stock is shown below:


                       1995                  1994
    Quarter        High    Low           High    Low
------------------------------------------------------
    First        $27.25  $25.25         $24.50  $20.50
    Second        30.00   26.00          21.25   19.75
    Third         32.00   28.00          30.25   20.00
    Fourth        35.25   29.25          30.00   24.75

Such quotations reflect interdealer prices without retail mark up, mark down or commission and may not necessarily represent actual transactions.

On December 14, 1995, the Board of Directors of MAIC Holdings, Inc. declared a stock dividend of six percent. On December 15, 1994, December 16, 1993 and December 10, 1992, the Board of Directors of Mutual Assurance, Inc. declared stock dividends of five percent. Prior to that time no dividends were paid on common stock. MAIC Holdings, Inc. currently intends to continue the policy of not paying a regular cash dividend.


                                     MAIC
                                HOLDINGS INC.

                             FROM THE PRESIDENT

                                   [PHOTO]

                           A. DERRILL CROWE, M.D.
                           President


My letter to you this year will strike a familiar chord to those who have followed Mutual Assurance over the years. We continue to believe that the pace of change in the health care environment is accelerating, and that companies with strong, stable balance sheets and a history of commitment can prosper. In 1995, we saw ample evidence that change is a constant for our insureds, and we also found opportunities for expansion because of our financial strength.

Let me recap our expansion in 1995. First, our purchase of Physicians Insurance Company of Indiana became final, and as we sought to cement our position in the midwest we acquired the professional liability business of Physicians Insurance Company of Ohio. These acquisitions, coupled with our previous purchase of what is now Medical Assurance of West Virginia, provide a solid foundation in this crucial area, and the opportunity to develop a meaningful market presence over the next two to three years.

We continue to seek additional avenues of expansion through acquisition. For example, we have recently announced the signing of a letter of intent with MOMED Holding Company, the Missouri-based parent company of Missouri Medical Insurance Company (MOMEDICO), to explore ways to have MOMED become a Missouri-based subsidiary. We share a common heritage with MOMEDICO, and their endorsement by the Missouri State Medical Association mirrors our philosophy of involvement in organized medicine. For both companies the advantages are clear cut; MOMEDICO brings a presence in another part of the midwest, and offers the opportunity to insure hospitals and clinics throughout Missouri. In turn, MOMEDICO's insureds will, over time, benefit from our financial strength and the insuring arrangements to be developed with the local health care systems and organizations in which they practice.

In addition to growth by acquisition, we are expanding the number of states in which we write business. We are now licensed in 32 states and the District of Columbia and our plans call for our ability to offer coverage nationwide, with a concentration in the south and midwest, making us a "super-regional" company capable of meeting our customers' needs no matter where these needs evolve.

While we pursue a strategy of universal licensure we are concentrating our activity in states where we have a niche to fill. We have identified several states where our financial strength and long-term commitment to our insureds will elevate us above the competition.

Mutual Assurance has expanded as far west as Texas, and by insuring a mix of physicians, hospitals and clinics, we are creating a climate that will nurture the type of steady, profitable growth that we are seeking. Our expansion into the midwest continues to meet with success, and we are pleased to report continuing loyalty among policyholders renewing with us.

In every market we serve we are expanding the coverages we offer to include managed care liability and provider excess to address capitated contracts. These new coverages respond to the developing litigation and loss trends in the marketplace and further enhance our position as a market leader.

As we seek to serve our current and emerging customers, we find ourselves competing with some of the largest companies in the insurance industry. Consequently, we've forged several alliances with reinsurers and distribution organizations (e.g., Medical Reinsurance Corporation), to represent our interests nationwide. We are also cognizant of the need to work more closely with agents and brokers as we seek wider distribution and a new range of customers.
                                                                    continued

We are poised to further enhance our strategic position as the evolution of health care gives birth to ever-larger and more diverse health care organizations, networks and systems. These larger entities require companies of multi-state scope and financial capacity. The reality is that only a few companies exist that can fulfill the needs of these new entities. As this becomes more apparent, the larger delivery systems are turning to multi-state carriers like ours which offer a variety of needed services to complement the required financial strength.

This in turn forces many smaller companies, or those that are less than adequately capitalized, to seek partners in order to survive. Where the events produce opportunities in geographic areas in which we have an interest, we intend to explore business combinations. We do not intend to expand without regard for prudence and good judgment and, thus, may not elect to pursue every opportunity that presents itself.

Those companies that are unable to form needed partnerships or combinations may seek to survive through "bargain-basement" pricing and cash flow underwriting that will create chaos in the marketplace and ultimately lead to a shakeout in our industry. The bottom line is that we will not sacrifice stability and strength for market share, and we are financially prepared to bear the short-term consequences as weaker competitors weed themselves out of the industry. While there are insureds who consider only price, our experience has proven that there are insurance purchasers who value financial stability, long-term commitment and superior services, and will pay a fair price for that coverage.

We also recognize that we must be prepared to bear the costs associated with the growth and expansion required to ensure our ability to develop the programs and capabilities these insureds will require. We will expend the time and money required to evaluate potential partners and, if successful, assimilate them into our operations. But rest assured that as we move forward we are conscious of the need to balance the costs of expansion with the ultimate dividends to be paid in security and stability for our insureds.

While we do recognize the need to respond quickly to opportunities for growth and expansion, we also realize the bedrock value that lies in our relationship with private practicing physicians and dentists--the core of our original business. We remain committed to them, and again promise that the individual practicing solo or in a small group setting will never be able to buy finer protection--or better service--at any price. But to be able to serve those needs and live up to our commitments, we have to develop programs for the larger market so that we can ensure our survival and security for the benefit of all our insureds, particularly the insureds who have been loyal to us since our founding.

As I address long-term survival, let me assure you we do not look to Washington, or the Legislatures in states where we operate, for long-term relief from onerous legal conditions. The hope of real, effective Tort Reform appears to be a pipe dream in all but a handful of states and is, for now, an unrealistic expectation in Washington. Rest assured we will continue to explore and support Tort Reform initiatives, but the prognosis is not good.

In the final analysis, tremendous opportunities remain for a financially secure insurance company willing to accept carefully selected risks at reasonable and competitive prices. Because we have effectively managed our resources in the past, we are in a position of strength today and are able to capitalize on those opportunities as they arise.

I want to close with a heartfelt thank you to our Board, management and employees who have made our progress possible. And to the investors who believe in our philosophy, and have placed their trust in us, you have my thanks and my pledge that we will continue to earn your faith and confidence.

FOR TWENTY YEARS, THE DRIVING FORCE BEHIND OUR EVERY DECISION HAS BEEN ENHANCING THE PROTECTION WE OFFER OUR POLICYHOLDERS. WE RECOGNIZE THE CHANGING NATURE OF THE RISKS FACING HEALTH CARE AND ARE CONTINUING TO DEVELOP NEW PRODUCTS TO ENSURE THAT OUR INSUREDS WILL FACE THE FUTURE WITH CONFIDENCE. WE ARE JUSTIFIABLY PROUD OF OUR RECORD OF INNOVATION AND OUR ABILITY TO RESPOND
SWIFTLY AS CHANGES OCCUR.

WE ARE EQUALLY PROUD OF THOSE ASPECTS OF OUR OPERATIONS THAT WILL NEVER CHANGE. OUR COMMITMENT TO A SOUND, STABLE FINANCIAL FOUNDATION IS UNWAVERING. WE CONTINUE TO BE RATED AS ONE OF THE STRONGEST PROFESSIONAL LIABILITY INSURERS IN AMERICA AND OUR PROMISE TO BE "HERE TODAY...HERE TOMORROW" HAS NEVER BEEN MORE IMPORTANT.

We also point with pride to our commitment to the defense of our insureds. Our financial foundation allows us to defend from a position of strength and to continue to be an effective advocate for fairness in the courtroom.

We recognize that today's insurance partnership demands more than just insurance, and our Risk Management, Education and Consulting Services put us at the forefront of nationwide efforts to coordinate traditional insurance with effective clinical risk management.

Almost 11,000 physicians count on us because they know that no other company can beat our proven track record of long-term commitment and courtroom success, and as the pace of change in health care intensifies, we've proven time and again that no company responds more quickly to changing needs.

For example, as legal theories of contractual liability are expanding, our policies are being changed to cover this risk for our physician insureds. We've further liberalized our "tail coverage" provisions, developed new risk sharing arrangements for newly emerging groups, and implemented new Risk Management and Education programs--all in response to the changing needs of our insureds.

We have expanded our panel of attorneys as we have continued to grow. This allows us to continue the tradition of providing the finest defense possible with local attorneys who are responsive to the needs of our insureds. Physician insureds continue to benefit from policy provisions requiring us to obtain their unconditional written consent to settle (where allowed by law) and they are assured that our physician Claims and Underwriting Committees allow their concerns to be heard, and their needs addressed.

Likewise, the Company's commitment to our more than 2,500 dental insureds continues to grow as well. Dentistry presents unique challenges, and our custom-designed programs such as Total Practice Protection(sm) ensure that we offer one of the most comprehensive package policies available anywhere.

Like every other aspect of health care, the legal challenges facing dentistry are evolving, and the risks are growing at an alarming rate. Unlike many companies which view dental professional liability as a sideline, we realize the seriousness of the problems facing dentistry. We have responded by developing specialized Risk Management and Education programs and rewarding dentists for their completion of those programs.

We have claims specialists who actively manage all dental litigation, and dental claims are assigned to local attorneys who are specialists in the defense of dental malpractice suits. Dentists retain true consent to settle rights where allowed by law and their needs and concerns are championed by a Dental Claims and Underwriting Committee.

Hospitals are turning to us for a wide range of coverage options. Many prefer traditional first-dollar coverage, but an increasing number of facilities are choosing to protect themselves through a custom-designed risk sharing partnership.

Our view of the insuring partnership extends beyond the traditional role of an insurer. We have developed joint hospital/physician insurance programs which help control liability risk at the outset, and when lawsuits are filed, provide a more effective coordinated defense. The results speak for themselves:
We've proven that our approach leads to more effective patient care with a lower risk of lawsuits, and the correspondingly lower costs of insurance are passed on to the participating hospitals and physicians.

Within these insurance programs we provide an integrated approach to Risk Management and Education that complements and enhances existing efforts. Additionally, we offer a wide range of consulting services designed to help hospitals and clinics with a variety of issues such as meeting the standards of the Joint Commission on Accreditation of Healthcare Organizations or developing an effective Case Management or Quality Improvement program.

We present Loss Prevention seminars for individual insureds on a regular basis, and we are implementing site-specific Risk Management programs which utilize a variety of methods to identify and reduce risk within an office-based practice.

In fact, we take our Loss Prevention and Education commitment so seriously that we have undergone the rigorous process of becoming accredited by the Accreditation Council for Continuing Medical Education to sponsor continuing medical education for physicians. That commitment to excellence extends throughout our Education and Risk Management endeavors.

And in a year where shock verdicts involving managed care organizations have resounded across the country, we have expanded our Managed Care Liability programs. As the court system sorts through the complicated legal issues surrounding liability in managed care, we are abreast of the changes brought about by the courts and are constantly adapting our coverages to keep pace. Our managed care specialists work with managed care organizations to make coverage recommendations and suggest education solutions that can help reduce the most potent risks. For example, our Loss Prevention and Risk Management programs for managed care organizations address high risk areas such as utilization review, practice protocols and protocol development, credentialling, and billing technologies.

As an adjunct to managed care coverages we have developed provider excess coverage for physicians, hospitals and other health care providers participating in capitation contracts. These policies compliment existing liability protection for individuals and organizations and ensure that we can provide complete coverage against the emerging risks in health care.

                              FINANCIAL SUMMARY



-----------------------------------------------------------------------------------------------------
                                                      Years Ended December 31
                                  1995         1994           1993           1992           1991
-----------------------------------------------------------------------------------------------------
                                           (in thousands, except share and per share amounts)
OPERATING DATA:
Direct and assumed
  premiums written             $  108,442     $   74,275     $   65,856     $   68,090      $  67,684
Earned premiums before
  reinsurance and commutation      94,517         73,282         65,553         68,369         68,806
Reinsurance expense before
  commutation                     (18,564)       (11,856)        (8,324)        (9,876)       (14,366)
Net effect from commutation of
  reinsurance treaties on
  net earned premiums                  --             --             --             --            297
Net premiums earned                75,953         61,427         57,228         58,493         54,738
Net investment income              29,582         23,072         22,468         21,673         19,190
Other income                        4,738          1,107          7,976          4,928          2,122
  Total revenues                  110,273         85,607         87,672         85,094         76,049
Net losses and loss
  adjustment expenses              53,642         43,887         44,774         48,629         47,064
Net income (A)                     29,663         24,767         30,529         22,900         17,532
Net income per share of
  common stock (B)             $     3.17     $     2.63     $     3.18     $     2.37             --
Weighted average number
  of shares outstanding         9,369,429      9,418,057      9,613,670      9,668,908             --

(A) Net income for 1993 includes $3.6 million which represents the cumulative effect of a change in accounting for income taxes (see Note 2 of the consolidated financial statements).

(B) As a result of the Company's conversion from a mutual insurer to a stock insurer during September, 1991, earnings per share have been disclosed only for 1992, 1993 and 1994. In December, 1995, the Board of Directors declared a 6% stock dividend. Earnings, per share data for 1995, 1994, 1993 and 1992 have been stated as if all dividends had been declared on January 1, 1992. Additionally, treasury stock is excluded from the date of acquisition for purposes of determining the weighted average number of shares outstanding used in the computation of net income per share of common stock.

-----------------------------------------------------------------------------------------
                                                      December 31
                                  1995        1994        1993        1992        1991
-----------------------------------------------------------------------------------------
                                  (in thousands, except share and per share amounts)
BALANCE SHEET DATA:
Total investments              $  543,998  $  437,865  $  423,098  $  367,396  $  315,620
Total assets (C)                  720,478     565,744     507,529     438,061     380,864
Reserve for losses and
 loss adjustment expenses (C)     432,945     356,000     312,333     283,507     256,948
Total liabilities (C)             512,465     404,194     352,619     322,189     288,200
Total capital (D)                 206,030     159,648     153,138     114,384      91,516
Total capital per share of
 common stock                  $    21.97  $    17.79  $    17.92  $    13.77  $    11.56
Common stock outstanding
 at end of year                 9,369,832   8,839,708   8,535,762   8,307,561   7,913,277

(C) Total investments and capital at December 31, 1995, 1994 and 1993 includes net unrealized gains and/or losses on available-for-sale securities resulting from the Company's adoption of Statement 115. In accordance with Statement 115, prior-year financial statements have not been restated to reflect this change in accounting principle.

(D)  Data prior to 1993 has been reclassified for the adoption of Statement
     113.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS

For purposes of this management discussion and analysis, the term "Company" refers to MAIC Holdings, Inc. and its consolidated subsidiaries. The Company's consolidated financial statements include the accounts of MAIC Holdings, Inc. and its consolidated subsidiaries. The Company's principal subsidiaries include Mutual Assurance, Inc. (Mutual Assurance) a wholly-owned subsidiary, Medical Assurance of West Virginia (MA-West Virginia), a wholly-owned subsidiary, PROActive Insurance, a majority-owned subsidiary, and, for 1995, Physicians Insurance Company of Indiana (PIC-Indiana), a wholly-owned subsidiary. The portion of operations attributable to the minority interests of PROActive Insurance must be removed from the Company's consolidated statements of income. This removal is shown on one line at the bottom of the consolidated statements of income.

MAIC Holdings, Inc. is a Delaware corporation formed by Mutual Assurance to serve as a holding corporation for Mutual Assurance and other subsidiaries. On August 31, 1995, Mutual Assurance and MAIC Holdings, Inc. consummated an Agreement and Plan of Exchange (Plan of Exchange) which generally provided that each share of common stock of Mutual Assurance, par value $1 per share, would be exchanged for one share of common stock of MAIC Holdings, Inc., par value $1 per share. MAIC Holdings, Inc. common stock succeeded Mutual Assurance common stock for trading on the Nasdaq/NMS under the trading symbol "MAIC."

The variances discussed below include amounts attributable to the operations of all the companies. Although balances attributable to the subsidiaries other than Mutual Assurance may be significant to specific variances, they are not material to the total operations or the financial condition of the Company.

LIQUIDITY AND CAPITAL RESOURCES
The payment of losses, loss adjustment expenses, and operating expenses in the ordinary course of business is currently the Company's principal need for liquid funds. Cash used to pay these items has been provided by operating activities. Cash provided from these activities was sufficient during 1995 to meet the Company's needs, and the Company believes those sources will be sufficient to meet its cash needs for operating purposes for at least the next twelve months. Prolonged and increasing levels of inflation could cause increases in the dollar amount of losses and loss adjustment expenses and may therefore adversely affect future reserve development. To minimize such risk, the Company (i) maintains what its management considers to be strong and adequate reinsurance, (ii) conducts regular actuarial reviews to ensure, among other things, that current reserves do not become deficient, and (iii) maintains adequate asset liquidity.

                                                                       continued

The Company did not borrow any funds during the years ended December 31, 1995 and 1994, and currently has no requirements indicating a need to borrow significant funds in the next twelve months. However, the need for additional capital may arise in order to achieve the Company's ultimate goals of expansion, as discussed in the following paragraph. The Company continues to have available through a lending institution a line of credit in the amount of $40 million that could be used for these additional capital requirements. The Company is not charged a fee nor is it required to maintain compensating balances in connection with this line of credit.

BUSINESS EXPANSION
The Company has undertaken efforts to expand its business to accommodate multi-state risks and otherwise increase the volume of its professional liability insurance book of business. Such efforts may include expansion through acquisition of, or combination with, insurers doing business in other states; reinsurance of risks insured by other insurers; and direct writing of professional liability insurance and/or other health care related insurance products in other states in which the Company is licensed to offer such insurance.

Effective July 16, 1995, the Company acquired the recurring medical professional insurance business of Physicians Insurance Company of Ohio (PIC-OHIO) and its subsidiary, The Professionals Insurance Company. During the period on or after July 16, 1995 through December 31, 1995, Mutual Assurance reinsured all risks attaching under their medical professional liability insurance policies on or after July 16, 1995; this reinsurance agreement terminated at December 31, 1995. For risks attaching after December 31, 1995, the Company will renew all policies in Mutual Assurance's name.

During 1995, the Company acquired the outstanding capital voting stock of PIC-Indiana, an Indiana provider of medical malpractice insurance. The stock was acquired from various shareholders, including the Indiana State Medical Association, and resulted in an ownership of approximately 100% of the outstanding capital voting stock. Selected unconsolidated financial data for PIC-Indiana as of December 31, 1995 is as follows:

------------------------------------------------------
Fixed maturities available for sale,
  at market value                        $  34,755,000
Equity securities available for sale,
  at market value                              115,000
Premiums written                             9,054,000
Premiums earned                              9,165,000
Net investment income                        2,532,000
Losses and loss
  adjustment expenses                       10,282,000
------------------------------------------------------

Effective January 1, 1994, the Company purchased 100% of the outstanding common stock of MA-West Virginia, a West Virginia provider of medical malpractice insurance.

Total consideration paid for the 1995 and 1994 business expansion transactions was approximately $12,266,000. The goodwill and other intangibles resulting from these transactions totaled $2,139,000 and are being amortized over periods ranging from 10 to 15 years.

Subsequent to December 31, 1995, the Company signed a letter of intent to have MOMED Holding Company become a Missouri-based subsidiary of MAIC Holdings, Inc. MOMED Holding Company is the parent company of Missouri Medical Insurance Company, which is a provider of medical malpractice insurance. Although the terms of the agreement have not been determined, MAIC Holdings, Inc. does not expect the ultimate purchase price to exceed 10% of the Company's stockholders' equity.

The Board of Directors of Mutual Assurance authorized the purchase of up to $10,000,000 of its common stock in the open market. Prior to the Plan of Exchange, approximately $6.6 million had been utilized to acquire treasury stock. The Plan of Exchange resulted in the retirement of 166,971 shares of treasury stock held by Mutual Assurance prior to the exchange. The treasury stock retirement resulted in the restatement of common stock, additional paid-in capital and treasury stock as of December 31, 1994, and December 31, 1993. Subsequent to the Plan of Exchange, the Company's Board of Directors authorized the use of the remaining $3.4 million of funds for purposes of purchasing its own common stock in the open market.

CHANGES IN ACCOUNTING PRINCIPLES
During 1995 the Financial Accounting Standards Board issued Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Management has determined that long-lived assets are fairly stated as of December 31, 1995, and that no indicators of impairment are present. In accordance with the new rules, the Company's prior year financial statements have not been restated to reflect the changes in accounting principle.

Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by the Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The cumulative effect of adopting the standard as of January 1, 1993 was to increase net income by $3,630,000.

RESULTS OF OPERATIONS
Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

PREMIUMS
The following table presents information related to consolidated written and earned premiums and reinsurance expense (dollars in thousands):

--------------------------------------------------------------------
                                                           Increase
                                     1995       1994      (Decrease)
                                   ---------------------------------
Direct and assumed
 premiums written                  $108,442   $ 74,275      $34,167
Premiums earned                      94,517     73,282       21,235
Premiums ceded                      (18,564)   (11,856)       6,708
Net premiums earned                  75,953     61,427       14,527
---------------------------------------------------------------------

The net increase in premiums written is due principally to (i) an increase of $14,586,000 in Mutual Assurance direct premiums written in states other than Alabama, (ii) the addition of physician premiums for MA-West Virginia in the amount of $9,320,000, (iii) PIC-Indiana premiums written of $9,054,000 and (iv) the addition of premiums assumed by Mutual Assurance from PIC-Ohio in the amount of $6,442,000. Effective January 1, 1995, MA-West Virginia received the exclusive endorsement of the West Virginia State Medical Association as a provider of physicians' professional liability insurance. Partially offsetting these increases is (i) a decrease of $3,442,000 on certain retrospective policies whose ultimate premiums are based on losses incurred on those policies and (ii) a $2,973,000 decrease in written premiums due to the elimination of the PROActive Insurance book of business, which is discussed in the following paragraph. Other variations in the normal course of business for the Company comprise the remainder of the variance.

During 1993 management elected to discontinue the PROActive Insurance book of business. Individual product policyholders were not renewed during 1994 and were offered the opportunity to move their coverage to an unrelated carrier effective March 1, 1994. Effective January 1, 1995, the group hospital and major medical health insurance book of business was discontinued and assumed by an unrelated carrier. PROActive Insurance had no individual or hospital and major medical premiums in 1995. Management has not determined the future operations of PROActive Insurance.

The Company cedes reinsurance to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks, and provide additional capacity for growth. Premiums ceded are estimated based on the terms of the respective reinsurance agreements. The estimated expense is continually reviewed and any adjustments which become necessary are included in current operations. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. The $6,708,000 increase in premiums ceded for the year ended December 31, 1995 as compared to the year ended December 31, 1994 is principally due to (i) new business written by MA-West Virginia, (ii) an increase in Mutual Assurance business outside the state of Alabama, including PIC-Ohio, and (iii) an increase in business from the addition of PIC-Indiana.

INVESTMENT INCOME
The Company had consolidated net investment income of $29,582,000 for the year ended December 31, 1995, reflecting an increase of $6,509,000 (28.2%) as compared to the year ended December 31, 1994. The increased income is primarily due to an increase in the amount of invested assets, which for 1995 includes the investments of PIC-Indiana. In addition, the yield on invested assets increased to approximately 6.2% for 1995 from approximately 5.6% for 1994. The 1995 purchase of PIC-Indiana contributed $34,870,000 to the portfolio. Excluding the PIC-Indiana investments and their respective investment income, the yield on the remaining investments increased to approximately 6.0% in 1995 from 5.6% in 1994. The increase in the yield of invested assets primarily resulted from higher available market rates of interest on taxable investments.

For purposes of the above discussion, invested assets are comprised of fixed maturities, equity securities, short-term investments and investment in unconsolidated subsidiary; the earnings on such invested assets constitute the related net investment income. The Company calculates the yield on invested assets by dividing the related investment income (annualized for interim periods) by the monthly average of invested assets.

The principal investment objective of the Company is to achieve a high level of after-tax income while minimizing risk. Although fixed maturity securities are purchased with the initial intent to hold such securities until their maturity, disposals of securities prior to their respective maturities may occur if management believes such disposals are consistent with the Company's overall investment objectives, including maximizing after-tax yields. Equity securities of $6.6 million at December 31, 1995 are primarily fixed rate preferred stocks which have principally the same characteristics of fixed maturity bonds. Disposition of investments prior to maturity may result in a net gain or loss which would be classified as "Other Income"

OTHER INCOME
Other income increased by $3,631,000 for the year ended December 31, 1995 compared to the year ended December 31, 1994. The increase is principally attributable to higher capital gains realized upon the sale of securities during 1995 as compared to 1994.

LOSSES
Reserves for losses and loss adjustment expenses represent management's best estimates of the ultimate cost of all losses incurred but unpaid. The reserves were evaluated by independent consulting actuaries and reflect consideration of prior loss experience and changes in the frequency and severity of claims. Actual incurred losses may vary from estimated amounts due to the inherent difficulty in estimating development of long-tailed lines of business. The estimated liability is continually reviewed and any adjustments which become necessary are included in current operations. However, the Company's management believes its actual incurred losses and loss adjustment expenses will not vary significantly from reported estimated amounts.

Consolidated loss and loss adjustment expenses (Losses) and the related loss ratios are summarized in the following table (dollars in thousands). The ratio for losses and loss adjustment expenses below is based on premiums earned; the ratio for net losses and loss adjustment expenses is based on net premiums earned.

--------------------------------------------------------------------------
                                      1995                     1994
                                 -----------------------------------------
                                           Loss                      Loss
                                   Losses  Ratio            Losses   Ratio
                                 -----------------------------------------
Losses and loss
  adjustment expenses             $73,325   78%            $56,777    77%
Reinsurance recoveries            (19,683)                 (12,890)
                                  -------                  -------
Net losses and loss
  adjustment expenses              53,642   71%             43,887    71%
                                  =======                  =======
--------------------------------------------------------------------------

The Company's losses and loss adjustment expenses for the year ended December 31, 1995 reflect a loss ratio of 78% compared to a loss ratio of 77% for the year ended December 31, 1994. The above loss ratios reflect improvement of loss development in prior years coverage. However, as the Company continues its expansion efforts, the improvement of loss development for prior years could have a smaller impact on the loss ratios of future years.

The increase in reinsurance recoveries primarily results from (i) reinsurance treaties related to MA-West Virginia and (ii) reinsurance recoveries resulting from the increase in Mutual Assurance business outside the state of Alabama, including PIC-Ohio and (iii) an increase in business resulting from the addition of PIC-Indiana.

UNDERWRITING, ACQUISITION AND INSURANCE EXPENSES
Consolidated expenses increased by $7,436,000 (71.1%) for the year ended December 31, 1995 compared to the year ended December 31, 1994. The increase in consolidated expenses occurred primarily as a result of new business obtained by the Company during 1995. As the Company continues its expansion efforts, additional costs are expected to be incurred to investigate potential opportunities and to integrate the successful opportunities into the Company's operations.

Identifiable expenses which increased are attributable to (i) operating expenses of $2,747,000 incurred relating to PIC-Indiana, (ii) increased commissions and other taxes, licenses and fees associated with business expansion of $1,781,000, including $438,000 of miscellaneous expenses relating to PIC-Ohio, (iii) an increase of $1,108,000 in commissions and policy administration fees incurred by MA-West Virginia in connection with the issuance of policies to physicians in West Virginia, (iv) an increase of $644,000 in employee benefit costs principally due to a change from a self-insured health care plan, in which costs were included as a part of net losses and loss adjustment expense, to a third party insurance carrier, under which costs are included in underwriting, acquisition and insurance expense, and (v) other increases associated with the normal operations of the Company.

INCOME TAXES
The Company's effective tax rates for the years ended December 31, 1995 and 1994 were 23% and 20%, respectively. The 1995 and 1994 effective tax rates were lower than the statutory rate of 35%. The principal reason for the Company's lower effective tax rate is the effect of tax exempt investment income. There are no loss carryforwards included in the deferred tax asset.

RESULTS OF OPERATIONS
Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

PREMIUMS
The following table presents information related to consolidated written and earned premiums and reinsurance expense (dollars in thousands):

----------------------------------------------------
                                           Increase
                        1994     1993     (Decrease)
                     -------------------------------
Direct and assumed
 premiums written    $ 74,275   $65,856     $8,420
Premiums earned        73,282    65,553      7,730
Premiums ceded        (11,856)   (8,324)     3,531
Net premiums earned    61,427    57,228      4,198
----------------------------------------------------

The net increase in premiums written is due primarily to (i) premiums in 1994 of $3,881,000 for MA-West Virginia, (ii) an increase of $2,559,000 on certain retrospective policies whose ultimate premiums are based on losses incurred on those policies, and (iii) increases in new Mutual Assurance business outside of Alabama in the amount of $2,244,000. Other variations in the normal course of business for Mutual Assurance, along with the decrease in PROActive Insurance premiums, comprise the remainder of the variance.

The $3,531,000 increase in premiums ceded for the year ended December 31, 1994 compared to the year ended December 31, 1993 is principally due to new business outside of Alabama, including MA-West Virginia.

INVESTMENT INCOME
The Company had consolidated net investment income of $23,072,000 for the year ended December 31, 1994, reflecting an increase of $605,000 (2.7%) from the year ended December 31, 1993. The increased income is primarily due to an increase in the amount of invested assets. The yield on invested assets decreased from approximately 6.2% for the year of 1993 to approximately 5.6% for the year of 1994. The decreased yield on invested assets primarily results from (i) an increase in the amount of assets invested in tax-exempt securities, and (ii) the effect of investing in securities with shorter maturities.

OTHER INCOME
Other income decreased by $6,868,000 for the year ended December 31, 1994 compared to the year ended December 31, 1993. The decrease is principally attributable to a decrease in capital gains, from a $7,136,000 capital gain in 1993 to a $101,000 capital gain in 1994.

LOSSES
Consolidated loss and loss adjustment expenses and the related loss ratios are summarized in the following table (dollars in thousands). The ratio for losses and loss adjustment expenses below is based on premiums earned; the ratio for net losses and loss adjustment expenses is based on net premiums earned.


--------------------------------------------------------------------
                                   1994                   1993
                              --------------------------------------
                                        Loss                   Loss
                               Losses   Ratio        Losses    Ratio
                              --------------------------------------
Losses and loss
  adjustment expenses         $56,777    77%         $53,810     82%
Reinsurance recoveries        (12,890)                (9,036)
                              -------                -------
Net losses and loss
 adjustment expenses           43,887    71%          44,774     78%
                              =======                =======
--------------------------------------------------------------------

The Company's losses and loss adjustment expenses for the year ended December 31, 1994 reflect a loss ratio of 77% compared to a loss ratio of 82% for the year ended December 31, 1993. This reduction in loss ratio is principally attributable to an improvement in the loss development of prior coverage years. The Company's losses are based on an annual review of actual loss experience and reflect (i) consideration of prior loss experience and (ii) changes in the frequency and severity of claims. Management gave consideration to these items in establishing its loss reserves.

The increase in reinsurance recoveries primarily results from reinsurance treaties related to MA-West Virginia.

UNDERWRITING, ACQUISITION, AND INSURANCE EXPENSES
Consolidated expenses increased by $1,654,000 (18.8%) for the year ended December 31, 1994 compared to the year ended December 31, 1993. This increase is principally attributable to operating expenses incurred during the period by MA-West Virginia in the amount of $1,056,000. In addition, there were increases in the costs associated with expansion and marketing, as well as other increases incurred in the normal operations of the company. These increases are partially offset by a decrease in commissions paid to independent agents by PROActive Insurance.

INCOME TAXES
The Company's effective tax rate for the years ended December 31, 1994 and 1993 was 20%, which was lower than the statutory rate of 35%. The principal reason for the Company's lower effective tax rate is the effect of tax exempt investment income. In addition, as a result of the increase in the federal income tax rate during 1993, the Company incurred an additional $299,000 current tax expense, but realized under Financial Accounting Standards Board Statement 109 an additional deferred tax benefit of $743,000. There are no loss carryforwards included in the deferred tax asset.

MAIC HOLDINGS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS



                                                                              December 31
                                                                          1995          1994
                                                                      --------------------------
ASSETS
Investments:
 Fixed maturities available for sale, at market value                 $483,734,285  $380,971,334
 Equity securities available for sale, at market value                   6,614,805            --
 Real estate, net                                                       11,816,165    11,779,502
 Investment in unconsolidated affiliate                                  3,534,585     3,294,239
 Short-term investments                                                 38,298,141    41,819,898
                                                                      --------------------------
Total investments                                                      543,997,981   437,864,973

Cash and cash equivalents                                                4,238,067     5,021,971
Premiums receivable                                                     20,416,767     8,338,404
Receivable from reinsurers                                              80,467,711    60,245,044
Prepaid reinsurance premiums                                            13,271,997     4,484,634
Deferred taxes                                                          29,339,519    30,860,846
Income taxes receivable                                                         --       435,111
Other assets                                                            28,746,446    18,493,286








                                                                      $720,478,488  $565,744,269
                                                                      ==========================

                                            MAIC HOLDINGS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS



                                                                             December 31
                                                                          1995         1994
                                                                      --------------------------
LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY
Liabilities:
 Policy liabilities:
    Reserve for losses and loss adjustment expenses                   $432,945,449  $356,000,257
    Unearned premiums                                                   47,319,355    25,572,053
    Reinsurance premiums payable                                        18,338,773    14,217,707
                                                                      --------------------------
 Total policy liabilities                                              498,603,577   395,790,017
 Income taxes payable                                                    2,090,222            --
 Other liabilities                                                      11,771,560     8,403,618
                                                                      --------------------------
Total liabilities                                                      512,465,359   404,193,635

Commitments and contingencies                                                   --            --

Minority interests                                                       1,982,870     1,903,018

Stockholders' equity
 Common stock, par value $1.00 per share;
    100,000,000 shares authorized; 9,376,956 and
    8,974,137 shares issued including shares held
    in treasury, respectively                                            9,376,956     8,974,137
 Additional paid-in capital                                             92,012,826    77,536,287
 Net unrealized gains (losses) on securities
    available for sale, net of deferred taxes of
    $7,195,663 and $(1,812,378), respectively                           13,363,374    (3,365,846)
Retained earnings                                                       91,415,411    79,269,379
                                                                      --------------------------
                                                                       206,168,567   162,413,957
 Less treasury stock at cost, 7,124 and 134,429 shares, respectively      (138,308)   (2,766,341)
                                                                      --------------------------
Total stockholders' equity                                             206,030,259   159,647,616
                                                                      --------------------------





                                                                      $720,478,488  $565,744,269
                                                                      ==========================


See accompanying notes.

MAIC HOLDINGS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL



                                                         Additional        Net
                                               Common      Paid-In      Unrealized      Retained     Treasury
                                               Stock       Capital    Gains (Losses)    Earnings       Stock        Total
                                             --------------------------------------------------------------------------------
Balance at December 31, 1992                 $8,307,561  $61,464,507     $        --   $44,612,223    $      --  $114,384,291

5% stock dividend ($30,727 paid
  in cash in lieu of fractional shares)         405,672    8,772,657              --    (9,209,056)          --       (30,727)

Change in market value on securities
  available for sale, net of deferred taxes          --           --      12,369,286            --           --    12,369,286

Retirement of common stock                     (166,971)  (3,718,648)             --            --           --    (3,885,619)

Purchase of treasury stock                           --           --              --            --     (228,125)     (228,125)

Net income                                           --           --              --    30,529,377           --    30,529,377
                                             --------------------------------------------------------------------------------
Balance at December 31, 1993                  8,546,262   66,518,516      12,369,286    65,932,544     (228,125)  153,138,483

5% stock dividend ($35,805 paid
  in cash in lieu of fractional shares)         425,975   10,968,846              --   (11,430,626)          --       (35,805)

Change in market value on securities
  available for sale, net of deferred taxes          --           --     (15,735,132)           --           --   (15,735,132)

Common stock issued for
  service awards                                  1,900       48,925              --            --           --        50,825

Purchase of treasury stock                           --           --              --            --   (2,538,216)   (2,538,216)

Net income                                           --           --              --    24,767,461           --    24,767,461
                                             --------------------------------------------------------------------------------
Balance at December 31, 1994                  8,974,137   77,536,287      (3,365,846)   79,269,379   (2,766,341)  159,647,616
6% stock dividend ($22,530 paid
  in cash in lieu of fractional shares)         530,127   16,964,064              --   (17,516,721)          --       (22,530)

Change in market value on securities
  available for sale, net of deferred taxes          --           --      16,729,220            --           --    16,729,220

Common stock issued for
  service awards                                    400       12,800              --            --           --        13,200

Retirement of common stock                     (127,708)  (2,500,325)             --            --    2,628,033            --

Net income                                           --           --              --    29,662,753           --    29,662,753
                                             --------------------------------------------------------------------------------

Balance at December 31, 1995                 $9,376,956  $92,012,826     $13,363,374   $91,415,411   $(138,308)  $206,030,259
                                             ================================================================================

See accompanying notes.

                                            MAIC HOLDINGS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME


                                                              Year Ended December 31
                                               1995                    1994                   1993
                                           ------------------------------------------------------------
Revenues:
  Direct and assumed premiums written      $108,441,923             $74,275,317             $65,855,554
                                           ============================================================
  Premiums earned                          $ 94,517,165             $73,282,261             $65,552,615
  Premiums ceded                            (18,563,930)            (11,855,557)             (8,324,243)
                                           ------------------------------------------------------------
  Net premiums earned                        75,953,235              61,426,704              57,228,372
  Net investment income                      29,581,536              23,072,356              22,467,821
  Other income                                4,738,191               1,107,444               7,975,908
                                           ------------------------------------------------------------
Total revenues                              110,272,962              85,606,504              87,672,101

Expenses:
  Losses and loss adjustment expenses        73,324,848              56,776,904              53,810,390
  Reinsurance recoveries                    (19,683,156)            (12,889,649)             (9,036,448)
                                           ------------------------------------------------------------
  Net losses and loss adjustment expenses    53,641,692              43,887,255              44,773,942
  Underwriting, acquisition,
   and insurance expenses                    17,896,789              10,461,128               8,807,260
                                           ------------------------------------------------------------
Total expenses                               71,538,481              54,348,383              53,581,202
                                           ------------------------------------------------------------
Income before income taxes,
  minority interests, and cumulative
  effect of change in accounting
  for income taxes                           38,734,481              31,258,121              34,090,899
                                           ------------------------------------------------------------

Provision for income taxes:
  Current expense                            12,693,534               8,853,518              11,166,392
  Deferred (benefit)                         (3,701,658)             (2,494,378)             (4,258,381)
                                           ------------------------------------------------------------
                                              8,991,876               6,359,140               6,908,011
                                           ------------------------------------------------------------

Income before minority interests
  and cumulative effect of change in
  accounting for income taxes                29,742,605              24,898,981              27,182,888
Minority interests                              (79,852)               (131,520)               (283,819)
                                           ------------------------------------------------------------
Income before cumulative effect of
  change in accounting for income taxes      29,662,753              24,767,461              26,899,069
Cumulative effect on prior years of a
  change in accounting for income taxes              --                      --               3,630,308
                                           ------------------------------------------------------------
Net income                                 $ 29,662,753             $24,767,461             $30,529,377
                                           ============================================================

Earnings per share:
 Income before cumulative effect of
   change in accounting for income taxes   $      3.17              $      2.63             $      2.80
 Cumulative effect on prior years of a
   change in accounting for income taxes             --                      --                    0.38
                                           ------------------------------------------------------------
  Net income                               $       3.17             $      2.63             $      3.18
                                           ============================================================

Weighted average number
 of common shares outstanding                 9,369,429               9,418,057               9,613,670
                                           ============================================================

See accompanying notes.

MAIC HOLDINGS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                         Year Ended December 31
                                                                                 1995              1994                   1993
                                                                              ----------------------------------------------------
Operating activities
Net income                                                                   $ 29,662,753        $24,767,461           $30,529,377
Adjustments to reconcile net income to net
 cash provided (used) by operating activities:
   Cumulative effect of change
     in accounting for income taxes                                                    --                --             (3,630,308)
   Depreciation and amortization                                                2,034,482         3,006,105              2,985,321
     Net realized (gain) on sale of investments                                (3,569,241)         (100,559)            (7,135,523)
   Deferred income taxes (benefit)                                             (3,701,658)       (2,494,378)            (4,258,381)
     Other                                                                       (139,865)          (12,934)               (78,235)
   Changes in assets and liabilities:
     Premiums receivable                                                      (11,901,578)       (1,708,261)               287,329
     Income taxes receivable/payable                                            2,105,103        (1,502,867)              (141,620)
  Receivable from reinsurers                                                  (19,129,477)      (12,850,330)            (8,965,972)
  Prepaid reinsurance premiums                                                 (8,179,195)       (1,001,529)               472,359
     Other assets                                                              (3,641,503)       (2,769,791)            (4,958,790)
Reserve for losses and
loss adjustment expenses                                                       40,912,192        29,415,805             28,825,884
     Unearned premiums                                                         17,551,941         1,500,538                302,940
  Reinsurance premiums payable                                                  3,988,447         2,929,059              1,921,330

      Other liabilities                                                         1,242,153        (1,188,506)              (478,412)
                                                                              ----------------------------------------------------
Net cash provided by operating activities                                      47,234,554        37,989,813             35,677,299

INVESTING ACTIVITIES
Purchases of fixed maturities and
 equity securities                                                           (202,281,324)     (114,684,210)           (87,013,452)
Proceeds from sale or maturities
 of fixed maturities and equity securities                                    157,361,369        32,888,059            102,784,585
Net decrease (increase) in
 short-term investments                                                         3,607,831        51,160,306            (48,226,487)
Purchase of subsidiaries, net of cash acquired                                 (4,159,961)       (1,109,305)                    --
Other                                                                          (2,523,843)         (672,330)             1,268,967
                                                                              ----------------------------------------------------
Net cash (used) by investing activities                                       (47,995,928)      (32,417,480)           (31,186,387)

FINANCING ACTIVITIES
Dividends paid                                                                    (22,530)          (35,805)               (30,727)
Purchase of treasury stock                                                             --        (2,538,216)              (228,125)
Retirement of common stock                                                             --                --             (3,885,619)
                                                                              ----------------------------------------------------
Net cash (used) by financing activities                                           (22,530)       (2,574,021)            (4,144,471)
                                                                              ----------------------------------------------------
(Decrease) increase in cash and
 cash equivalents                                                                (783,904)        2,998,312                346,441

Cash and cash equivalents at beginning of year                                  5,021,971         2,023,659              1,677,218
                                                                              ----------------------------------------------------
Cash and cash equivalents at end of year                                      $ 4,238,067     $   5,021,971            $ 2,023,659
                                                                              ====================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION
Cash paid during the period for:
 Income taxes                                                                 $10,521,743      $ 10,867,533           $11,371,856
                                                                              ====================================================

See accompanying notes.

                                            MAIC HOLDINGS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995

1. ACCOUNTING POLICIES

PLAN OF EXCHANGE AND REORGANIZATION
MAIC Holdings, Inc. is a Delaware corporation formed by Mutual
Assurance, Inc. to serve as a holding company for Mutual Assurance and subsidiaries. On August 31, 1995, Mutual Assurance and MAIC Holdings, Inc. consummated an Agreement and Plan of Exchange which is accounted for in a manner similar to a pooling of interests. Under the terms of the agreement, Mutual Assurance shareholders exchanged the 8,846,429 of issued and outstanding shares, par value $1 per share, for an equal amount of shares of the common stock of MAIC Holdings, Inc., par value $1 per share. The common stock of MAIC Holdings, Inc. succeeded Mutual Assurance common stock for trading on the Nasdaq/NMS under the trading symbol "MAIC."

The plan of exchange resulted in the retirement of 166,971 shares of treasury stock held by Mutual Assurance prior to the exchange. The treasury stock retirement resulted in the restatement of common stock, additional paid-in capital and treasury stock as of December 31, 1994, and December 31, 1993. The plan of exchange and combination of the companies had no effect on the net assets, total stockholders' equity or net income reported previously by the consolidated companies. Prior to the reorganization, MAIC Holdings, Inc. had no revenues or net income.

At December 31, 1995, MAIC Holdings, Inc. had 100 million shares of authorized common stock and 50 million shares of authorized preferred stock. The Board of Directors has the authorization to determine the provisions for the issuance of shares of the preferred stock, including the number of shares to be issued and the designations, powers, preferences and rights, and the qualifications, limitations or restrictions of such shares. At December 31, 1995, the Board of Directors had not authorized the issuance of any preferred stock nor determined any provisions for the preferred stock.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of MAIC Holdings, Inc. and its subsidiaries, Mutual Assurance, MAI Corporation, Educational Services Institute, Inc., Mutual Assurance Agency, Inc., LifeSouth, Inc. (LifeSouth), PROActive Insurance Corporation, Medical Assurance of West Virginia, Inc. (MA-West Virginia), and, for 1995, Physicians Insurance Company of Indiana (PIC-Indiana), together referred to as the Company.

All significant intercompany accounts and transactions between consolidated companies have been eliminated.

BASIS OF PRESENTATION
The preparation of financial statements in accordance with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

The significant accounting policies followed by the Company that materially affect financial reporting are summarized in these notes to the financial statements. The Company adopted certain new accounting standards in 1995 and 1993, the effects of which are disclosed in Notes 2 and 3.

SEGMENT INFORMATION
The Company operates in the United States of America and in only one reportable industry segment, which is providing professional and general liability insurance for physicians and surgeons, dentists, hospitals, and others engaged in the delivery of health care.

CASH AND CASH EQUIVALENTS
For purposes of the consolidated statements of cash flows, the Company considers all demand deposits and overnight investments to be cash equivalents.

REINSURANCE
The Company cedes reinsurance to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks, and provide additional capacity for growth. A significant portion of the reinsurance is effected under reinsurance contracts known as treaties and, in some instances, by negotiation on individual risks. Reinsurance assumed is not material.

Reinsurance expense is estimated based on the terms of the respective reinsurance agreements. The estimated expense

                                                                       continued

MAIC HOLDINGS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 1995

1.  ACCOUNTING POLICIES (CONTINUED)

is continually reviewed and any adjustments which become necessary are included in current operations. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies.

INCOME TAXES
MAIC Holdings, Inc. files its federal income tax return on a consolidated basis with its wholly-owned subsidiaries. LifeSouth and PROActive Insurance Corporation file a separate consolidated federal income tax return. Deferred income taxes are provided for temporary differences between financial and income tax reporting relating primarily to unrealized gains on securities, discounting of losses and loss adjustment expenses for income tax reporting and the limitation of the unearned premiums deduction for income tax reporting.

INVESTMENTS
The Company invests only in investment grade securities with the intent at the time of purchase that such securities will be held until maturity. However, recognizing the need for the ability to respond to changes in tax position and in market conditions, management has designated the debt and equity securities included in its investment portfolio as available-for-sale. Securities classified as available-for-sale are carried at market value, and unrealized gains and losses on such available-for-sale securities are excluded from earnings and reported, net of tax effect, in a separate component of stockholders' equity until realized. Real estate is reported at cost, less allowances for depreciation. Short-term investments are reported at cost, which approximates market value.

Investment income includes amortization of premium and accretion of discount related to debt securities acquired at other than par value. Debt securities with maturities beyond one year, when purchased, are classified as fixed maturities. Short-term investments, primarily composed of investments in United States Treasury obligations, are stated at cost which approximates market. Realized gains and losses on sales of investments, and declines in value judged to be other-than-temporary, are recognized on the specific identification basis.

Market values for fixed maturity and equity securities are based on quoted market prices, where available. For fixed maturity and equity securities not actively traded, market values are estimated using values obtained from independent pricing services. The carrying amounts reported in the balance sheet for cash and cash equivalents and short-term investments approximate their market values.

INVESTMENT IN UNCONSOLIDATED AFFILIATE
The Company owns a twenty-five percent minority interest in Specialty Underwriters Reinsurance Facility, LTD. (SURF), a foreign corporation. SURF provides medical professional liability reinsurance coverage for the Company and other medical malpractice insurers. The investment in SURF is recorded at cost ($2,000,000) plus the Company's percentage of SURF's undistributed earnings.

REAL ESTATE
Property and leasehold improvements are classified as investment real estate. All balances are stated on the basis of cost. Depreciation is computed over their estimated useful lives using the straight-line method. Accumulated depreciation was approximately $2,523,000 and $2,010,000 at December 31, 1995 and 1994, respectively. Rental income and expenses are included in net investment income.

DEFERRED POLICY ACQUISITION COSTS
Costs that vary with and are directly related to the production of new and renewal premiums (primarily premium taxes, commissions and underwriting salaries), are deferred to the extent they are recoverable against unearned premiums and are amortized as related premiums are earned. Unamortized deferred acquisition costs are included in other assets on the consolidated balance sheets and amounted to approximately $1,891,000 and $641,000 at December 31, 1995, and 1994, respectively. Amortization of deferred acquisition costs amounted to approximately $1,203,000, $1,554,000 and $1,225,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

RECOGNITION OF REVENUES
Insurance premiums are recognized as revenues pro rata over the terms of the policies.

RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES
The reserve for losses and loss adjustment expenses represents management's best estimates of the ultimate cost of all losses incurred but unpaid. The estimated liability is continually reviewed and any adjustments which become necessary are included in current operations.

PENSION PLAN
The Company has a defined contribution pension plan for employees who are at least 21 years of age and have one or more years of service. The Company funds the plan by contributing an amount equal to 10% of each participant's eligible wages. The pension plan expense for the years ended December 31, 1995, 1994 and 1993 was approximately $518,000, $499,000 and $443,000, respectively.


                                                                      continued

                                            MAIC HOLDINGS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 1995

                                  [PICTURE]

EMPLOYEE STOCK PURCHASE PLAN
The Company has a stock purchase plan (the "Plan") for full-time employees who have completed at least one year of employment. The Plan allows each eligible employee to purchase shares of the Company's common stock in the public market and the Company will loan to each participant $.35 for each $.65 deposited in the Plan. The stock purchased with the loaned proceeds vests with the employee at the end of four years. These loans are amortized to expense over the four year vesting period; unamortized loan balances are not significant at December 31, 1995.

MINORITY INTERESTS
The equity of minority shareholders in LifeSouth is reported on the consolidated balance sheet as minority interests. Minority interests reflect changes for the respective share of income or loss of LifeSouth attributable to the minority shareholders, the effect of which is also removed from the results of operations of the Company.

EARNINGS PER SHARE
Earnings per share data for 1994 and 1993 have been stated giving retroactive effect for the 6% stock dividend declared in December of 1995 and for the 5% stock dividends declared in both December 1994 and 1993.

CAPITAL RESOURCES
As of December 31, 1995, the Company did not have any material commitments for capital expenditures. The Company continues to have available through a lending institution a line of credit in the amount of $40 million that could be used for additional capital requirements.

RECLASSIFICATIONS
The accompanying 1994 and 1993 financial statements have been reclassified to conform with the 1995 presentation. Such reclassifications had no material effect on previously reported financial position, results of operations or cash flows.

2.  CHANGE IN METHOD OF ACCOUNTING
    FOR INCOME TAXES

Effective January 1, 1993, the Company adopted FASB Statement 109, Accounting for Income Taxes. Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax reporting bases of assets and liabilities. The differences are measured using the enacted tax rates and laws that are currently in effect for those periods when the differences are expected to reverse. Prior to the adoption of Statement 109, income tax expense was determined using the deferred method under Accounting Principles Board Opinion No. 11. Under the deferred method, deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated. As permitted by Statement 109, the Company has elected not to restate the financial statements of any prior years. The effect of the change on income before minority interests and cumulative effect of change in accounting for income taxes for the year ended December 31, 1993 was not material; however, the cumulative effect of the change increased net income by $3,630,308, or $.38 per share.

3.  NEW ACCOUNTING STANDARD
    FOR LONG-LIVED ASSETS

Effective December 31, 1995, the Company adopted FASB Statement 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Statement 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Statement also addresses the accounting for long-lived assets that are expected to be disposed of. Statement 121 is applicable for most long-lived assets, identifiable intangibles, and goodwill related to those assets; it does not apply to financial instruments, deferred policy acquisition costs or deferred taxes. Management has determined that long-lived assets are fairly stated in the accompanying balance sheet, and that no indicators of impairment are present. In accordance with the new rules, the Company's prior year financial statements have not been restated to reflect the change in accounting principle.

INVESTMENTS

The amortized cost and estimated market value of fixed maturities and equity securities are as follows:

                                           December 31, 1995
-------------------------------------------------------------------------------
                                             Gross       Gross      Estimated
                             Amortized    Unrealized   Unrealized     Market
                                Cost         Gains       Losses       Value
-------------------------------------------------------------------------------
U.S. Treasury securities    $ 35,980,735  $ 3,549,685    $ 95,309  $ 39,435,111
State and municipal bonds    301,676,235   12,476,689     756,334   313,396,590
Corporate bonds               53,618,122    3,475,819       4,554    57,089,387
Mortgage-backed securities    71,732,394    2,040,376     129,573    73,643,197

Certificates of deposit          170,000           --          --       170,000
-------------------------------------------------------------------------------
Subtotal                     463,177,486   21,542,569     985,770   483,734,285

Equity Securities              6,611,991        2,814          --     6,614,805
-------------------------------------------------------------------------------
                            $469,789,477  $21,545,383    $985,770  $490,349,090
===============================================================================

                                             December 31, 1994
-------------------------------------------------------------------------------
                                             Gross       Gross      Estimated
                              Amortized    Unrealized  Unrealized     Market
                                 Cost        Gains       Losses       Value
-------------------------------------------------------------------------------
 U.S. Treasury securities    $ 65,478,672  $   62,189  $1,631,475  $ 63,909,386
 State and municipal bonds    264,952,918   3,241,054   4,852,499   263,341,473
 Corporate bonds               18,988,420      53,970     919,100    18,123,290
 Mortgage-backed securities    31,736,670      84,445     938,090    30,883,025
 Certificates of deposit        4,992,878          --     278,718     4,714,160
-------------------------------------------------------------------------------
                             $386,149,558  $3,441,658  $8,619,882  $380,971,334
===============================================================================

The amortized cost and estimated market value of fixed maturities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The Company uses the call date as the contractual maturity for prerefunded state and municipal bonds which are 100% backed by U.S. Treasury obligations.

                                                        Amortized     Estimated
                                                           Cost      Market Value
---------------------------------------------------------------------------------
Due in one year or less                                $ 35,597,075  $ 35,896,516
Due after one year through five years                   132,654,957   136,872,564
Due after five years through ten years                  176,080,521   188,049,699
Due after ten years                                      47,112,539    49,272,309
Mortgage-backed securities                               71,732,394    73,643,197
---------------------------------------------------------------------------------
                                                       $463,177,486  $483,734,285
=================================================================================

Excluding investments in bonds and notes of the United States Government, United States Government agency or prerefunded state and municipal bonds which are 100% backed by U.S. Treasury obligations, no investment in any person or its affiliates exceeded 10% of stockholders' equity at December 31, 1995. Amounts of investment income by investment category are as follows:

                                          Year Ended December 31
                                 1995               1994              1993
------------------------------------------------------------------------------
Fixed maturities             $ 29,452,377       $ 20,562,090      $ 21,096,236
Real estate                     1,213,976          1,279,903         1,481,330
Short-term investments            371,929          2,609,346         1,239,954
Other                             563,575            333,298           433,696
------------------------------------------------------------------------------
                               31,601,857         24,784,637        24,251,216
Investment expenses            (2,020,321)        (1,712,281)       (1,783,395)
------------------------------------------------------------------------------
Net investment income        $ 29,581,536       $ 23,072,356      $ 22,467,821
==============================================================================

                                            MAIC HOLDINGS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.  INVESTMENTS (CONTINUED)

Gross gains and losses from sales and prepayments of investments in fixed maturities and equity securities are included in other income as follows:

                                                     YEAR ENDED DECEMBER 31
                                            1995             1994             1993
----------------------------------------------------------------------------------------
Gross gains excluding prepayments of
 mortgage-backed securities              $3,722,366       $  236,364       $7,263,482
Gross losses excluding prepayments
 of mortgage-backed securities             (325,911)          (9,971)            (130)
Gross gains from prepayments
 of mortgage-backed securities              340,392           25,544          241,042
Gross losses from prepayments
 of mortgage-backed securities             (167,606)        (160,535)        (368,871)
-------------------------------------------------------------------------------------
Net gain from sales and prepayments
 of investments in fixed maturities and
 equity securities                       $3,569,241       $   91,402       $7,135,523
=====================================================================================

Proceeds from sales of investments in fixed maturities and equity securities, excluding prepayments of mortgage-backed securities, were $92,993,938, $18,730,105, and $72,436,771 during 1995, 1994 and 1993, respectively. Realized investment gains and losses are determined using the specific identification basis.

During 1995 the FASB issued a Special Report on FASB 115. The report provided for a transition period from November 15, 1995 through December 31, 1995 for sales of or transfers from securities classified as held-to-maturity. Effective November 30, 1995, MAIC Holdings, Inc., elected to transfer securities classified as held-to-maturity by PIC-Indiana to an available-for-sale portfolio. Securities transferred had an amortized cost of approximately $22,056,000, with related unrealized gains of approximately $2,415,000. MAIC Holdings, Inc., elected to transfer the securities to obtain consistency with the Company's available-for-sale portfolio election.

STATUTORY ACCOUNTING AND DIVIDEND RESTRICTIONS

Mutual Assurance, MA-West Virginia, PIC-Indiana and PROActive Insurance Corporation are required to file statutory financial statements with state insurance regulatory authorities. GAAP differs from statutory accounting practices prescribed or permitted by regulatory authorities. Differences between financial statement net income and statutory net income are principally due to: (a) policy acquisition costs which are deferred under generally accepted accounting principles, but expensed for statutory purposes; (b) subsidiaries which are consolidated for generally accepted accounting principles, but are accounted for using the equity method for statutory purposes with the annual change in the equity charged or credited directly to capital rather than entering into the determination of net income; and (c) deferred income taxes which are recorded under generally accepted accounting principles but not for statutory purposes.

At December 31, 1995 and 1994, statutory capital for each company was sufficient to satisfy regulatory requirements. Amounts of statutory capital by company are as follows:

                                                                December 31
                                                  1995                              1994
---------------------------------------------------------------------------------------------
Mutual Assurance                              $107,835,499                       $134,889,408
MA-West Virginia                                16,816,770                         16,361,623
PIC-Indiana                                      9,907,531                                 --
PROActive Insurance Corporation                  3,554,802                          3,340,263

Amounts of statutory net income by company are as follows:

                                                           Year Ended December 31
                                                 1995              1994            1993
---------------------------------------------------------------------------------------------
Mutual Assurance                              $18,467,812       $22,000,008       $22,051,561
MA-West Virginia                                  584,180           289,729                --
PIC-Indiana                                       833,076                --                --
PROActive Insurance Corporation                   223,855           469,467           791,604

Consolidated retained earnings is composed primarily of subsidiaries' retained earnings. Each insurance company is restricted under the applicable State Insurance Code as to the amount of dividends it may pay without regulatory consent. In 1996, the insurance subsidiaries can pay dividends in the aggregate up to approximately $21 million without regulatory consent.

MAIC HOLDINGS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET


6.  REINSURANCE

The effect of reinsurance on premiums written and earned in 1995 was as follows:

                                                  PREMIUMS
                                          WRITTEN           EARNED
                                       ------------------------------
Direct                                 $101,795,736      $ 87,870,978
Assumed                                   6,646,187         6,646,187
Ceded                                   (23,340,779)      (18,563,930)
                                       ------------------------------
Net premiums                           $ 85,101,144      $ 75,953,235
                                       ==============================

Reinsurance contracts do not relieve the Company from its obligations to policyholders. A contingent liability exists with respect to reinsurance ceded to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements. The Company continually monitors its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The Company only cedes risks to reinsurers whom the Company believes to be financially sound. At December 31, 1995, all reinsurance recoverables are considered collectible; the amounts as shown in the accompanying consolidated balance sheets approximate the fair value of the amounts recoverable from reinsurers. As required by the various state insurance laws, reinsurance recoverables totaling approximately $39 million are collateralized by letters of credit or funds withheld.

7.  INCOME TAXES

Effective January 1, 1993, the Company changed its method of accounting for income taxes as described in Note 2 to the consolidated financial statements.

Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                               DECEMBER 31
                                         1995               1994
                                      ------------------------------
Deferred tax liabilities:
 Adjustment to net unrealized
   gains on investments               $ 7,195,663        $        --
 Deferred acquisition costs               364,465            182,127
 Other                                    335,956            235,906
                                      ------------------------------
Total deferred tax liabilities          7,896,084            418,033

Deferred tax assets:
 Adjustment to net unrealized
   losses on investments                       --          1,812,378
 Unpaid loss discount                  33,423,511         27,287,625
 Unearned premium
   adjustment                           2,334,535          1,488,135
 Other                                  1,477,557            690,741
                                      ------------------------------
Total deferred tax assets              37,235,603         31,278,879
                                      ------------------------------
Net deferred tax assets               $29,339,519        $30,860,846
                                      ==============================

The Company is required to establish a "valuation allowance" for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax asset, and therefore, no such valuation allowance has been established.

With the passage of the Omnibus Budget Reconciliation Act of 1993 (the Act) in August, 1993, the maximum corporate tax rate was increased from 34% to 35% retroactive to January 1, 1993. Under the provisions of FASB Statement 109
(see Note 2), the Company is required to record the effects of the Act in the period that includes the enactment date. Included in the 1993 current tax expense is approximately $299,000 applicable to the increased tax rate. Included in the 1993 deferred taxes is a benefit of approximately $743,000 applicable to the increased tax rate. Of this amount, approximately $653,000 represents the retroactive application of the increased tax rate to the temporary differences as of January 1, 1993. In addition to the effects of the increased tax rate, income tax expense differs from the normal relationship to financial statement income principally because of tax-exempt interest income.

Differences between income tax computed by applying the federal income tax rate of 35% to income before income taxes and income tax expense in the financial statements are as follows:


                                                              Year Ended December 31
                                                         1995         1994         1993
-------------------------------------------------------------------------------------------
Computed "expected" tax expense                       $13,559,549  $10,940,393  $11,931,815
Tax-exempt municipal and state bond income             (5,414,381)  (5,366,879)  (4,785,847)
Inclusion of 15% of interest earned on
  tax-exempt bonds acquired after
  August 7, 1986                                          803,709      797,611      711,801
Retroactive application of the Act to
  temporary differences                                        --           --     (652,774)
Other                                                      42,999      (11,985)    (296,984)
                                                      -------------------------------------
Total                                                 $ 8,991,876  $ 6,359,140  $ 6,908,011
                                                      =====================================

COMMITMENTS AND CONTINGENCIES

The Company is involved in various legal actions arising primarily from claims made under insurance policies. The legal actions arising from claims made under insurance policies have been considered by the Company in establishing its reserves. While the outcome of all legal actions is not presently determinable, the Company's management and its legal counsel are of the opinion that the settlement of these actions will not have a material adverse effect on the Company's financial position or results of operations.

9.  STOCK TRANSACTIONS

On December 14, 1995, the Board of Directors declared a 6% stock dividend. On December 15, 1994, and December 16, 1993, the Board of Directors declared 5% stock dividends. Cash was paid to shareholders for fractional shares. Earnings per share data for 1995, 1994 and 1993 have been stated as if the 1995, 1994 and 1993 dividends had been declared on January 1, 1993. The Board of Directors of MAIC Holdings, Inc. has reserved 750,000 shares of common stock for issuance in accordance with the Mutual Assurance Stock Award Plan assumed by MAIC Holdings, Inc. Such assumption is subject to MAIC Holdings, Inc. stockholder approval. Under the terms of the Plan, shares of MAIC Holdings, Inc. stock are available to be awarded to key employees of MAIC Holdings, Inc. and its subsidiaries. As of December 31, 1995, there were no shares issued under the Plan.


10.  BUSINESS EXPANSION

Effective January 1, 1994, the Company purchased 100% of the outstanding common stock of MA-West Virginia, a provider of medical malpractice insurance in West Virginia. MA-West Virginia had no material impact on consolidated earnings.

Effective January 1, 1995 the Company purchased 51.7% of the outstanding capital voting stock of PIC-Indiana, an Indiana provider of medical malpractice insurance. The stock was acquired from the Indiana State Medical Association. After eight years, the purchase price may be



                                                                       continued

MAIC HOLDINGS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


10.  BUSINESS EXPANSION (continued)

modified by an amount up to $1,000,000 to be paid by the purchaser or the seller based on the loss experience of PIC-Indiana. During 1995 the Company acquired additional shares of the PIC-Indiana stock from various shareholders. The combined purchases resulted in ownership of approximately 100% of the outstanding capital voting stock of PIC-Indiana. Currently, the operations of PIC-Indiana are not material to those of the company.

Effective July 16, 1995, the Company acquired the recurring medical professional insurance business of Physicians Insurance Company of Ohio (PIC-OHIO) and its subsidiary, The Professionals Insurance Company. The purchase price is included in other assets.

Total consideration paid for the 1995 and 1994 business expansion transactions was approximately $12,266,000.

The goodwill and other intangibles resulting from the transactions totaled $2,139,000 and are being amortized over periods ranging from 10 to 15 years. The related accumulated amortization at December 31, 1995, is approximately $632,000.

Subsequent to December 31, 1995, MAIC Holdings, Inc. has signed a letter of intent to have MOMED Holding Company become a Missouri-based subsidiary of MAIC Holdings, Inc. MOMED Holding Company is the parent company of Missouri Medical Insurance Company, which is a provider of medical malpractice insurance. Although the terms of the agreement have not been determined, MAIC Holdings, Inc. does not expect the ultimate purchase price to exceed 10% of the Company's stockholders' equity.

11.  RESERVE FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in the reserve for unpaid losses and loss adjustment expenses (reserves) is summarized as follows:

                                               Year Ended December 31
                                     1995               1994                1993
                                 --------------------------------------------------
                                              (dollars in thousands)
Balance at January 1             $  356,000          $  312,333          $  283,507
Less reinsurance recoverables        60,245              39,012              30,046
                                 --------------------------------------------------
Net Balance at January 1            295,755             273,321             253,461

Incurred related to:
 Current year                        81,152              64,931              56,010
 Prior years                        (27,510)            (21,044)            (11,236)
                                 --------------------------------------------------
Total Incurred                       53,642              43,887              44,774

Paid related to:
 Current year                        (7,706)             (4,655)             (4,732)
 Prior years                        (24,185)            (22,417)            (20,182)
                                 --------------------------------------------------
Total paid                          (31,891)            (27,072)            (24,914)
Reserves of entity acquired          34,971               5,619                  --
                                 --------------------------------------------------
Net Balance at December 31          352,477             295,755             273,321
Plus reinsurance recoverables        80,468              60,245              39,012
                                 --------------------------------------------------

Balance at December 31           $  432,945          $  356,000          $  312,333
                                 ==================================================

                                      26
                                                                      continued

                                       5





MAICATAGLANCE

protect themselves through a custom-designed risk sharing partnership.

Our view of the insuring partnership extends beyond the traditional role of an insurer. We have developed joint hospital/physician insurance programs which help control liability risk at the outset, and when lawsuits are filed, provide a more effective coordinated defense. The results speak for themselves:
We've proven that our approach leads to more effective patient care with a lower risk of lawsuits, and the correspondingly lower costs of insurance are passed on to the participating hospitals and physicians.

Within these insurance programs we provide an integrated approach to Risk Management and Education that complements and enhances existing efforts. Additionally, we offer a wide range of consulting services designed to help hospitals and clinics with a variety of issues such as meeting the standards of the Joint Commission on Accreditation of Healthcare Organizations or developing an effective Case Management or Quality Improvement program.

We present Loss Prevention seminars for individual insureds on a regular basis, and we are implementing site-specific Risk Management programs which utilize a variety of methods to identify and reduce risk within an office-based practice.

In fact, we take our Loss Prevention and Education commitment so seriously that we have undergone the rigorous process of becoming accredited by the Accreditation

Council for Continuing Medical Education to sponsor continuing medical education for physicians. That commitment to excellence extends throughout our Education and Risk Management endeavors.

And in a year where shock verdicts involving managed care organizations have resounded across the country, we have expanded our Managed Care Liability programs. As the court system sorts through the complicated legal issues surrounding liability in managed care, we are abreast of the changes brought about by the courts and are constantly adapting our coverages to keep pace. Our managed care specialists work with managed care organizations to make coverage recommendations and suggest education solutions that can help reduce the most potent risks. For example, our Loss Prevention and Risk Management programs for managed care organizations address high risk areas such as utilization review, practice protocols and protocol development, credentialling, and billing technologies.

As an adjunct to managed care coverages we have developed provider excess coverage for physicians, hospitals and other health care providers participating in capitation contracts. These policies compliment existing liability protection for individuals and organizations and ensure that we can provide complete coverage against the emerging risks in health care.

MAIC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
December 31, 1995

                                            MAIC HOLDINGS, INC. AND SUBSIDIARIES
 -------------------------------------------------------------------------------
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.  RESERVE FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES (CONTINUED)

The reserves were evaluated by independent consulting actuaries and reflect consideration of prior loss experience and changes in the frequency and severity of claims. Actual incurred losses may vary from estimated amounts due to the inherent difficulty in estimating development of long-tailed lines of business. However, the Company's management believes its actual incurred losses and loss adjustment expenses will not vary significantly from estimated amounts included in the accompanying financial statements.

The Company's management believes the unearned premiums under contracts, together with the related anticipated investment income to be earned, is adequate to discharge the related contract liabilities.


12.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of unaudited quarterly results of operations for 1995 and 1994:

                                                  1995
                             (Thousands of dollars, except per share amounts)
                               1st           2nd           3rd           4th
------------------------------------------------------------------------------
 Net premiums earned         $17,835       $18,442       $19,210       $20,466
 Net investment income         6,998         7,610         7,380         7,595
 Other income                    515         1,508         1,415         1,300
 Net income                    6,034         7,231         8,070         8,327
 Earnings per share              .64           .77           .86           .89



                                                  1994
                             (Thousands of dollars, except per share amounts)
                               1st           2nd           3rd           4th
------------------------------------------------------------------------------
 Net premiums earned         $15,160       $15,372       $15,357       $15,538
 Net investment income         5,245         5,398         6,021         6,408
 Other income                    290           198           238           381
 Net income                    5,547         6,391         6,672         6,157
 Earnings per share              .59           .68           .71           .66

Quarterly earnings per share data for 1995 and 1994 have been restated giving retroactive effect as if the 1995 and 1994 dividends had been declared on January 1, 1994. The sum of the above amounts may vary from the annual amounts because of rounding.

              REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


Board of Directors
MAIC Holdings, Inc.

We have audited the accompanying consolidated balance sheets of MAIC Holdings, Inc. and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, changes in capital and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MAICHoldings, Inc. and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

In 1993, as discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for income taxes.


                                                    ERNST & YOUNG LLP



February 13, 1996

OFFICERS AND DIRECTORS

                            OFFICERS AND DIRECTORS

The following individuals serve MAIC Holdings, Inc. and its subsidiaries in the capacities indicated.

Mr. Terry W. Andrus                                                    William E. Cooper, M.D.
Mutual Assurance, Inc. Hospital Committee                              Director, Physicians Insurance Company
President, East Alabama Medical Center                                   of Indiana
Opelika, Al                                                            Physician
                                                                       Columbus, IN
Randall D. Ayers, M.D.
Director, Mutual Assurance, Inc.                                       Norton E. Cowart M.D.
Physician                                                              Chairman of the Board and Director,
Northport, Al                                                            Mutual Assurance, Inc.
                                                                       Physician
Mr. Donald M. Ball                                                     Huntsville, AL
Director, Mutual Assurance, Inc.
Chairman, Mutual Assurance, Inc. Hospital                              A. DERRILL CROWE, MD.
  Committee                                                            Chairman of the Board and President,
President, Jackson Hospital & Clinic                                     MAIC Holdings, Inc.
Montgomery, AL                                                         President, Mutual Assurance, Inc.
                                                                       Director, Physicians Insurance Company
William H. Beeson, M.D.                                                  of Indiana
Director, Physicians Insurance Company                                 President and Director, Medical Assurance
  of Indiana                                                             of West Virginia, Inc.
Physician                                                              Physician
Indianapolis, IN                                                       Birmingham, AL

Deborah Bishop, D.M.D.                                                 Bruce Cunningham, D.M.D.
Mutual Assurance, Inc. Dental Committee                                Mutual Assurance, Inc. Dental Committee
Dentist                                                                Dentist
Guntersville, AL                                                       Jacksonville, AL

Mr. James R. Blackmon                                                  R. Denny Currier
Mutual Assurance, Inc. Hospital Committee                              Director, Physicians Insurance Company
Chief Executive Officer, Southeast Alabama                               of Indiana
  Medical Center                                                       Administrator, Wellborn Clinic
Dothan, Al                                                             Evansville, IN

Mr. Gregory H. Burfitt                                                 M. David Duncan
Mutual Assurance, Inc. Hospital Committee                              President and Chief Executive Officer,
President, AMI Brookwood Medical Center                                  Physicians Insurance Company of Indiana
Birmingham, AL                                                         Indianapolis, IN

George A. Buskirk, Jr.                                                 Charles L. Dyas, Jr. M.D.
Director, Physicians Insurance Company                                 Mutual Assurance, Inc. Advisory
  of Indiana                                                             Committee
Banker                                                                 Physician
Indianapolis, IN                                                       Mobile, AL

PAUL R. BUTRUS                                                         C. Dyke Egnatz, M.D.
Executive Vice-President and Director,                                 Director, Physicians Insurance Company
  MAIC Holdings, Inc.                                                    of Indiana
Executive Vice-President and Director,                                 Physician
  Mutual Assurance, Inc.                                               Schererville, IN
Director, Physicians Insurance Company
  of Indiana                                                           Martin D. Ennis
Vice-President and Director, Medical                                   Vice-President and Director, Medical
  Assurance of West Virginia, Inc.                                       Assurance of West Virginia, Inc.
Birmingham, AL                                                         Senior Vice-President, Mutual
                                                                         Assurance, Inc.
Mr. Vincent C. Caponi                                                  Birmingham, AL
Mutual Assurance, Inc. Hospital Committee
President, St. Vincent's Hospital                                      PAUL D. EVEREST, M.D.
Birmingham, AL                                                         Director, MAIC Holdings, Inc.
                                                                       Vice-President and Director, Mutual
James E. Cates                                                           Assurance, Inc.
Vice President and Director, Medical                                   Physician
  Assurance of West Virginia, Inc.                                     Montgomery, AL
Senior Vice-President, Mutual
  Assurance, Inc.                                                      ROBERT E. FLOWERS, M.D.
Birmingham, AL                                                         Director, MAIC Holdings, Inc.
                                                                       Director, Mutual Assurance, Inc.
William E. Chesser, D.M.D.                                             Physician
Chairman, Mutual Assurance, Inc. Dental                                Dothan, AL
  Committee
Dentist                                                                MR. ROBERT D. FRANCIS
Ozark, Al                                                              Secretary, MAIC Holdings, Inc.
                                                                       Secretary and Director, Medical Assurance
                                                                         of West Virginia, Inc.
                                                                       Secretary, Mutual Assurance Inc.
                                                                       Birmingham, AL

Raymond D. Godsil, M.D.                                                Michael O. Mellinger, M.D.
Director, Mutual Assurance, Inc.                                       Director, Physicians Insurance Company
Physician                                                                of Indiana
Auburn, AL                                                             Physician
                                                                       LaGrange, IN
Mr. Keith K. Granger
Mutual Assurance, Inc. Hospital Committee                              Mr. James J. Morello
President and Chief Executive Officer,                                 Treasurer and Chief Financial Officer,
  Flowers Hospital                                                       MAIC Holdings, Inc.
Dothan, Al                                                             Treasurer and Director, Medical Assurance
                                                                         of West Virginia, Inc.
Juan Gutierrez, M.D.                                                   Chief Financial Officer, Mutual
Mutual Assurance, Inc. Advisory                                          Assurance, Inc.
  Committee                                                            Birmingham, AL
Physician
Birmingham, AL                                                         Lucian Newman, Jr., M.D.
                                                                       Director, Mutual Assurance, Inc.
Alvin J. Haley, M.D.                                                   Physician
Director, Physicians Insurance Company                                 Gadsden, Al
  of Indiana
Physician                                                              William G. Olsen
Indianapolis, IN                                                       Director, Physician Insurance Company
                                                                         of Indiana
LEON C. HAMRICK, SR., M.D.                                             Retired Insurance Executive
Director, MAIC Holdings, Inc.                                          Mason, MI
Director, Mutual Assurance, Inc.
Physician                                                              Mr. Ronald S. Owen
Fairfield, Al                                                          Mutual Assurance, Inc. Hospital Committee
                                                                       Executive Vice-President, Huntsville
John G. Hankins, M.D.                                                    Hospital
Mutual Assurance, Inc. Advisory                                        Huntsville, AL
  Committee
Physician                                                              H. Cotton Ray, M.D.
Birmingham, AL                                                         Director, Mutual Assurance, Inc.
                                                                       Physician
Frank P. Haws, M.D.                                                    Huntsville, AL
Mutual Assurance, Inc. Advisory
  Committee                                                            James E. Roberts, D.M.D.
Physician                                                              Mutual Assurance, Inc. Dental Committee
Huntsville, AL                                                         Dentist
                                                                       Birmingham, AL
Gary W. Hudson, D.M.D.
Mutual Assurance, Inc. Dental Committee                                Mr. John R. Roeder
Dentist                                                                Mutual Assurance, Inc. Hospital Committee
Huntsville, AL                                                         President & Chief Executive Officer,
                                                                         Providence Hospital
Richard R. King II, Esq.                                               Mobile, AL
Director, Physicians Insurance Company
  of Indiana                                                           Paul Siebenmorgen, M.D.
Executive Director, Indiana State Medical                              Director, Physicians Insurance Company
  Association                                                            of Indiana
Indianapolis, IN                                                       Physician
                                                                       Terre Haute, IN
John D. MacDougall, M.D.
Chairman of the Board, Physicians                                      Mr. John O. Tucker
  Insurance Company of Indiana                                         Mutual Assurance, Inc. Hospital Committee
Physician                                                              President Emeritus, Mobile Infirmary
Indianapolis, IN                                                         Medical Center
                                                                       Mobile, AL
G. William Manifold, M.D.
Mutual Assurance, Inc. Advisory                                        William C. VanNess, II, M.D.
  Committee                                                            Director, Physicians Insurance Company
Physician                                                                of Indiana
Decatur, AL                                                            Physician
                                                                       Summitville, IN
Michael L. McBrearty, M.D.
Director, Mutual Assurance, Inc.                                       Wilfred W. Yeargan, M.D.
Physician                                                              Director, Mutual Assurance, Inc.
Fairhope, AL                                                           Physician
                                                                       Tuscaloosa, AL
Jerome E. Melchior, M.D.
Director, Physicians Insurance Company
  of Indiana
Physician
Vincennes, IN
                                                                       Individuals whose names appear in
                                                                       BOLD FACE serve as Officers or
                                                                       Directors of MAIC Holdings, Inc.


SHAREHOLDER SERVICES

CERTIFICATES TO BE TRANSFERRED SHOULD
BE SENT VIA INSURED, REGISTERED MAIL TO:

Chemical Mellon Shareholder
 Services, L. L. C.
Stock Transfer Department
P.O. Box 469
Washington Bridge Station
New York, NY 10033

SHAREHOLDER INQUIRIES AND ADDRESS CHANGES
SHOULD BE SENT TO:
Chemical Mellon Shareholder
 Services, L. L. C.
P.O. Box 590
Ridgefield Park, NJ 07660

SHAREHOLDERS WHO WISH TO REPORT LOST OR
STOLEN STOCK CERTIFICATES SHOULD CONTACT:
Chemical Mellon Shareholder
 Services, L. L. C.
Estoppel Department
P.O. Box 467
Washington Bridge Station
New York, NY 10033

FINANCIAL INFORMATION
AND INVESTOR RELATIONS

Analysts, stockholders and any other
parties interested in obtaining additional information should contact:

Frank B. O'Neil
Vice President,
Corporate Communications
(205) 877-4460

James J. Morello
Treasurer and Chief Financial Officer
(205) 877-4400

CORPORATE HEADQUARTERS

MAIC Holdings, Inc.
P.O. Box 590009
Birmingham, AL 35259-0009
(205) 877-4400 - (800) 282-6242
FAX: (205) 871-7135


ANNUAL MEETING

The 1995 Annual Meeting is scheduled for
10:00 a.m. on May 14, 1996 in the Bruno Hall at the Harbert Center, 2019 4th Avenue North, Birmingham, AL.


MAIC HOLDINGS, INC.